

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 11, 2008

Mr. E. Geoffrey Albers
Chief Executive Officer and Chief Financial Officer
Australian Oil & Gas Corporation
2480 North Tolemac Way
Prescott, AZ 86305

> **Re:** **Australian Oil & Gas Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed March 3, 2008**
> **File No. 000-26721**

Dear Mr. Albers:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant